Strategic Storage Trust IV, Inc.

(SST IV Merger Sub, LLC as successor by merger to Strategic Storage Trust IV, Inc.)

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

March 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ron Alper

Re:	Strategic Storage Trust IV, Inc.
Withdrawal of Registration Statement on Form S-11
Filed on January 31, 2020
File No. 333-236176

Ladies and Gentlemen:

This letter constitutes an application pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting Strategic Storage Trust IV, Inc. (the “Registrant”) to withdraw the above-captioned Registration Statement on Form S-11 together with all exhibits thereto (File No. 333-236176), initially filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2020 (the “Registration Statement”).

Pursuant to the Agreement and Plan of Merger, dated November 10, 2020, by and among the Registrant, SmartStop Self Storage REIT, Inc. (“SmartStop”), and SST IV Merger Sub, LLC, a wholly owned subsidiary of SmartStop (the “Company”), effective March 17, 2021, the Registrant merged with and into the Company, with the Company continuing as the surviving entity (the “Merger”). In connection with the Merger, the Company, as successor to the Registrant, determined that it is in its best interest to withdraw the Registration Statement at this time.

The Registration Statement has not been declared effective by the Commission and the Company, as successor to the Registrant, confirms that no securities were issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company, as successor to the Registrant, submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by SmartStop (CIK 0001585389), the Company’s parent.

Please provide a copy of the Order to the Company’s counsel Michael K. Rafter of Nelson Mullins Riley & Scarborough LLP via email at mike.rafter@nelsonmullins.com. If you have any questions regarding this withdrawal or if you require any additional information, please contact Michael K. Rafter at (404) 322-6627. Thank you for your assistance.

Very truly yours,

SST IV Merger Sub, LLC as successor by merger to Strategic Storage Trust IV, Inc.

By:	SmartStop Self Storage REIT, Inc., its Manager

By:	/s/ James R. Barry
James R. Barry
Chief Financial Officer & Treasurer